20 May 2002

02 MAY 29 AM 11:27

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02034468

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Adjustments pursuant to Share Split

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Encl.

dw 6/3

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 9 OF 20.05.2002
Announcement No. 9

WANT WANT HOLDINGS LTD

ADJUSTMENTS PURSUANT TO SHARE SPLIT

Notice is hereby given that (i) in connection with the sub-division of each existing ordinary share of par value US$0.20 each in the capital of Want Want Holdings Ltd (the "Company") into two (2) ordinary shares of par value US$0.10 each in the capital of the Company (the "Share Split") and (ii) in accordance with the deed poll executed by the Company on 5 October 1999 constituting the warrants issued by the Company in October 1999 and expiring on 24 October 2004 (the "Warrants"), the adjustments made to the number of Warrants outstanding as at 5.00 p.m. on 17 May 2002 (being the books closure date) held by holders of Warrants ("Warrantholders") and the exercise price of each Warrant are as follows:

Number of Warrants

Total number of Warrants prior to adjustment	: 9,192,661
Total number of Warrants after adjustment	: 18,385,322 (the total number of Warrants has been adjusted by a factor of two (2))

(The adjustment to the number of Warrants held by each Warrantholder will be rounded downwards to the nearest whole Warrant)

Exercise Price

Exercise Price prior to adjustment	: US$1.25
Exercise Price after adjustment	: US$0.63 (rounded upwards to the nearest cent)

Effective date and time of the above adjustments : 5.00 p.m. on 17 May 2002

By Order of the Board

Submitted by Adams Lin Feng I , Group Vice President and Director on 20/05/2002 to the SGX